LAW OFFICES	CORRESP.

Elias, Matz, Tiernan & Herrick L.L.P.
11TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
_______
TELEPHONE:  (202) 347-0300
FACSIMILE:   (202) 347-2172
WWW.EMTH.COM

August 11, 2008

VIA FAX AND EDGAR

Christian Windsor
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:       Home Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-151492

Dear Mr. Windsor:

Pursuant to my recent conversation with you and Kate McHale, this is to confirm on behalf of Home Bancorp, Inc. (the “Company”) that any loans which are outstanding from Home Bank to any director, executive officer or other related person, as such term is defined in Item 404 of Regulation S-K:

(i)	were made in the ordinary course of business;
(ii)	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank; and
(iii)	did not involve more than the normal risk of collectibility or present other unfavorable features.

Attached is a proposed change page to the prospectus clarifying the above which will be included in the Companys’ prospectus filed pursuant to Rule 424(b).

Christian Windsor
August 11, 2008

We believe that the enclosed responds sufficiently to the staff’s comment.  Please do not hesitate to call me at the above-listed number if there are any further questions or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/Hugh T. Wilkinson
Hugh T. Wilkinson

cc: Kate McHale John W. Bordelon Raymond A. Tiernan, Esq.

the conversion, no individual officer or employee may receive more than 25% of the shares granted under the plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the shares granted under the stock recognition and retention plan.  Applicable Office of Thrift Supervision regulations provide that, in the event such plan is implemented within one year after the conversion, shares granted under the plan generally are required to vest over at least a five year period at no faster than 20% per year.  In addition, applicable regulations of the Office of Thrift Supervision require that if the stock recognition and retention is adopted within twelve months after the conversion, it must be approved by a majority of the total votes eligible to be cast by shareholders.  If the stock recognition and retention plan is implemented more than one year after the conversion, the plan must be approved by a majority of the shares of the Company present and voting at the meeting of shareholders.  The Company intends that the stock recognition and retention plan will comply with all then applicable regulation of the Office of Thrift Supervision.

The stock recognition and retention plan will be administered by a committee of the Company’s board of directors, which will have the responsibility to invest all funds contributed to the trust created for the stock recognition and retention plan.  We will contribute sufficient funds to the trust so that it can purchase, following the receipt of shareholder approval, a number of shares equal to an aggregate of 4.0% of the common stock issued in the conversion, which would be 229,500 shares or 357,075 shares based on the minimum and 15% above the maximum of the offering range, respectively.  Shares of common stock granted pursuant to the stock recognition and retention plan generally will be in the form of restricted stock vesting as described above.  For accounting purposes, compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are payable.  A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the trust.  Under the terms of the stock recognition and retention plan, recipients of awards will be entitled to instruct the trustees of the stock recognition and retention plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion.  If a recipient’s employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted.  We will be able to terminate the stock recognition and retention plan at any time, and if we do so, any shares not allocated will revert to the Company.  Recipients of grants under the stock recognition and retention plan will not be required to make any payment at the time of grant or when the underlying shares of common stock become vested, other than for certain recipients, payment of withholding taxes.

Transactions With Related Persons

Loans and Extensions of Credit.  The Bank offers ~~mortgage~~ loans to its directors, officers and employees as well as members of their immediate families ~~for the financing of their primary residences and certain other loans.  These loans are~~and others who are considered “related persons” under Item 404 of Regulation S-K of the SEC.  Any loans by the Bank to related persons were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with ~~non-affiliated~~ persons not related to the Bank.  These loans ~~neither~~did not involve more than the normal risk of collectibility ~~nor~~or present other unfavorable features ~~to the Bank~~.

Section 22(h) of the Federal Reserve Act generally provides that any credit extended by a savings institution, such as the Bank, to its executive officers, directors and, to the extent otherwise permitted, principal stockholder(s), or any related interest of the foregoing, must be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by the savings institution with non-affiliated parties; unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests of either, over other employees of the savings institution, and must not involve more than the normal risk of repayment or present other unfavorable features.

The aggregate amount of loans by the Bank to its executive officers and directors was approximately $830,000 at March 31, 2008, or approximately 1.62% of total equity at such date.  These loans were performing according to their original terms at March 31, 2008.  None of the Bank’s loans to any of its directors, executive officers or any of their immediate family members were non-accrual, past due, restructured or deemed potential problem loans at December 31, 2007 or March 31, 2008.